UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 2054960

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report: <u>January 27, 2004</u>

<u>Bi-Optic Ventures Inc.</u>

(Exact name of registrant as specified in its charter)

<u>British Columbia, Canada</u>	<u>000-49685</u>	<u>N/A</u>
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Identification No.)

<u>1030 West Georgia Street, #615, Vancouver, British Columbia, Canada V6E 2Y3</u>
(Address of principal executive offices)   (Zip or Postal Code)

<u>604-689-2646</u>
(Registrant's telephone number, including area code)

_____
(Former name or former address, if changes since last report)

Item 1.   Changes in Control of Registrant.
Item 2.   Acquisition or Disposition of Assets.
Item 3.   Bankruptcy or Receivership.
Item 4.   Changes in Registrant's Certifying Accountant.
Item 5.   Other Events and Regulation FD Disclosure.
Item 6.   Resignations of Registrant's Directors.
Item 7.   Financial Statements and Exhibits.
Item 8.   Change in Fiscal Year.
            --- No Disclosure Necessary ---

Item 9.   Regulation FD Disclosure.

BI-OPTIC VENTURES INC.
#615 – 1030 WEST GEORGIA STREET, VANCOUVER, BC V6E 2Y3
Telephone: 604-689-2646   Fax 604 689-1289

January 22, 2004 Press Release   Trading Symbols: TSX: BOV.H   NASD: BOVKF

PRIVATE PLACEMENT
Bi-Optic Ventures Inc. (the "Company") wishes to announce that, it has agreed
to a non-brokered private placement of up to 1,500,000 units at a price of
CDN$0.16 per unit. Each unit will consist of one common share and one non-
transferable share purchase warrant.

Each warrant will entitle the holder thereof to purchase an additional common
share in the capital of the Company at a price of CDN$0.16. A finder's fee
will be paid to arm's-length parties on a portion of this private placement.

The Company intends to use the proceeds from this placement to extinguish
existing debt and for general working capital purposes.

The above transactions will be subject to regulatory approval.

On behalf of the Board of Directors of Bi-Optic Ventures Inc.
"Harry Chew"
Harry Chew
President

*The TSX Venture Exchange has not reviewed and does not accept responsibility
for the adequacy or accuracy of the contents of this news release.*

**Item 10. Amendments to the Registrant's Code of Ethics or Waiver of a
            Provision of the Code of Ethics.**
**Item 11. Temporary Suspension of Trading Under Registrant's
            Employee Benefit Plans**
Item 12. Results of Operations and Financial Condition
            --- No Disclosure Necessary ---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the
registrant has duly caused this report to be signed on its behalf by the
undersigned hereunto duly authorized.

Date: <u>January 27, 2004</u>   <u>Bi-Optic Ventures Inc.</u>
                        (Registrant)

<u>/s/ Harry Chew</u>
Harry Chew, President/Director